UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 05, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Provisions: Interest Rate Hedging Products & PPI dated 05 February 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 05, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 05, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

5 February 2013

Barclays PLC

Provisions for Interest Rate Hedging Products (IRHP) and Payment Protection Insurance (PPI)

Barclays will announce its full year results on 12 February 2013, which will contain the following additional provisions relating to IRHP and PPI:

Following the outcome of its pilot review of IRHP sold to small and medium-sized enterprises, and the Financial Services Authority's report on this review and those conducted by a number of other banks, Barclays has increased its provision for IRHP redress by £400m at Q4 2012.  This brings the cumulative provision to £850m, of which £36m had been utilised as at 31 December 2012. The main review and redress exercise will commence shortly and the appropriate provision level will be kept under ongoing review as it progresses.

Barclays has determined that it is appropriate to provide a further £600m for PPI redress, principally as a result of a higher than anticipated response rate to pro-active mailings in Q4. This brings the cumulative provision to £2.6bn, of which £1.6bn had been utilised as at 31 December 2012.  Based on claims experience to date and anticipated future volumes, the provision represents Barclays best estimate of expected future PPI redress payments and claims management costs. Barclays will continue to monitor actual claims volumes and the assumptions underlying the calculation of the PPI provision.

More detailed information on these provisions will be provided in the full year 2012 results announcement.

The full year results briefing webcast on 12 February 2013 will be available at www.barclays.com/investorrelations and a live conference call facility can be accessed by dialling (0)845-401-0013 (UK) or +44 (0)203-059-8117 (all other locations) and quoting 'Barclays'.

An updated consensus forecast for full year 2012 results is now available and may be accessed through the following weblink:
www.group.barclays.com/about-barclays/investor-relations/consensus-estimates

- Ends -

For further information, please contact:

Barclays Investor Relations                                          Barclays Media Relations
Charlie Rozes                                                                   Giles Croot
+44 (0)207-116-5752                                                        +44 (0)207-116-4755

About Barclays
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking, and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For more information, please visit the Barclays website: www.barclays.com.